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                                                                    EXHIBIT 99.1






United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


Ladies and Gentlemen:

Arthur Andersen LLP has represented to INVESTools Inc. in a letter dated April 15, 2002 that the audit conducted in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Very truly yours,



INVESTools Inc.